January 7, 2008

VIA EDGAR

Ms. Karen J. Garnett
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

            Re:       Investors Real Estate Trust
                        Request for Withdrawal of Registration Statement on Form S-3
                        File Number 333-148131
                        Filed on December 18, 2007

Dear Ms. Garnett:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Investors Real Estate Trust (“the Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-3 (File Number 333-148131), together with all exhibits thereto, which the Company filed with the Commission on December 18, 2007 (the “Registration Statement”).

The Company is seeking the withdrawal of the Registration Statement because it was inadvertently filed with the Commission via EDGAR using an incorrect S-3D submission type.  The Company respectfully advises the Commission that no securities have been sold in connection with the Registration Statement

Pursuant to the foregoing, the Company hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement as soon as possible.  We would be grateful if a copy of the Commission’s written order could be faxed as soon as it is available to the attention of the undersigned at 952-401-7058.

Please direct any questions regarding this request to the undersigned at 952-401-4802.

Very truly yours,

INVESTORS REAL ESTATE TRUST

By: /s/  Karin M. Wentz

Name:  Karin M. Wentz
Title:    Associate General Counsel